UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVERYDAY HEALTH, INC.

(Name of Subject Company)

EVERYDAY HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300415106

(CUSIP Number of Class of Securities)

Alan Shapiro

Executive Vice President

& General Counsel

Everyday Health, Inc.

345 Hudson Street, 16th Floor

New York, NY 10014

(646) 728-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Babak Yaghmaie

Darren DeStefano

Ron Hopkinson

Cooley LLP

1114 Avenue of the Americas

New York, NY 10036-7798

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Everyday Health, Inc., a Delaware corporation (“Everyday Health”), with the Securities and Exchange Commission (the “SEC”) on November 2, 2016, relating to the tender offer by Project Echo Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Ziff Davis, LLC, a Delaware limited liability company (“Parent”) and a wholly-owned subsidiary of j2 Global, Inc., a Delaware corporation, to purchase all of the outstanding shares of Everyday Health’s Common Stock (the “Shares”) at a purchase price of $10.50 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

(a)	Replacing the first paragraph appearing on page 15 under “Background of Offer and Merger” with the following:

“Everyday Health negotiated and entered into non-disclosure and standstill agreements with parties interested in pursuing a potential strategic transaction with Everyday Health. The terms of each of these agreements were negotiated on an arms-length basis and as a result of such negotiations, in some cases, included an agreement not to request a waiver of the standstill, provided such party was not prohibited from requesting a waiver as long as such request would not reasonably be likely to require Everyday Health to publicly disclose such request (the “Don’t Ask, Don’t Waive” provision) and an automatic termination in the event of Everyday Health’s announcement of a strategic transaction (a “Fall-away Provision”).

On April 26, 2016, Strategic B entered into a non-disclosure and standstill agreement with Everyday Health, which included the Don’t Ask, Don’t Waive provision, and did not include a Fall-away Provision.”

(b)	Inserting the following sentence immediately following (1) the last full sentence appearing on page 17 under “Background of Offer and Merger,” (2) the second sentence of the sixth paragraph on appearing on page 19 under “Background of Offer and Merger,” and (3) the second sentence of the first paragraph appearing on page 27 under “Reasons for Recommendation—July 2016 Projections”:

“Management specifically highlighted to the Everyday Health Board issues including the potential for increased customer volatility, slower consumer audience growth, the need for ongoing investments for certain Everyday Health business units and increased competitive pressures.”

(c)	Inserting the following paragraph immediately following the first paragraph appearing on page 26 under “Reasons for Recommendation—September 2016 Projections”:

“Everyday Health’s non-GAAP financial measures are reconciled to the closest GAAP financial measure below, under “—GAAP Reconciliation of Management Projections.” The reconciliation for the September 2016 Projections shows a relatively small increase in stock-based compensation over the projected periods. The Everyday Health Board believes that stock-based compensation is an important and useful tool in the attraction and retention of qualified personnel, and the projected increase in stock-based compensation is consistent with this belief and past practice. Further, in light of management’s reduced growth expectations, the Everyday Health Board determined that, in some cases, stock-based compensation would represent a larger proportion of employees’ overall compensation packages.”

(d)	Replacing the table and footnotes thereto appearing on page 27 under “Reasons for Recommendation—September 2016 Projections” with the following:

September 2016 Projections

(dollars in millions)

	2016E		2017E		2018E		2019E	2020E	2021E (5)
Revenue	$256	*	$286	*	$325	*	$359	$395	$434
Adjusted EBITDA (1)	45	*	53	*	67	*	77	89	98
Adjusted EBITDA (ex. Cap. Expenses) (2)	28		35		48		57	68	75
Net Operating Profit After Tax(3)	21		30		43		52	47	43
Unlevered Free Cash Flow (4)	15		14		40		48	42	35

(1)	Defined as net income (loss), plus: provision for income taxes; other (income) expense, net; depreciation and amortization; and stock-based compensation.
(2)	Defined as Adjusted EBITDA less capitalized software costs and website development costs.
(3)	Net Operating Profit After Tax is calculated by subtracting cash taxes and depreciation and amortization from Adjusted EBITDA.
(4)	Unlevered Free Cash Flow is calculated by subtracting cash taxes, capital expenditures, payments for businesses acquired and investment in working capital from Adjusted EBITDA.
(5)	2021E represents an Everyday Health management extrapolation provided to Qatalyst Partners for purposes of its analysis.

*Indicates subset of the September 2016 Projections sent to the remaining bidders.

(e)	Replacing the first table appearing on page 29 under “Reasons for Recommendation— GAAP Reconciliation of Management Projections” with the following:

Non-GAAP Reconciliation
September 2016 Projections
(dollars in millions)

	2016E	2017E	2018E	2019E	2020E	2021E
Adjusted EBITDA (ex. Cap. Expenses)	$28	$35	$48	$57	$68	$75
Plus: Capitalized expenses	17	18	19	20	21	23
Adjusted EBITDA	45	53	67	77	89	98
Less:
Depreciation and amortization	23	23	24	25	26	25
Cash tax provision	—	—	1	1	16	29
Net Operating Profit After Tax	21	30	43	52	47	43
Less:
Interest expense, net	6	4	3	3	2	2
Non-cash tax provision	3	2	1	1	(13)	(26)
Acquisition-related charges	18	—	—	—	—	—
Stock-based compensation	14	14	15	16	17	18
Net (Loss) Income	$(18)	$10	$23	$32	$41	$49

(f)	Inserting the following immediately prior to the last sentence of the second paragraph appearing on page 32 under “Opinion of Financial Advisor—Selected Companies Analysis”:

“Because the companies used in this comparison applied different accounting treatments for capitalized costs, Qatalyst Partners calculated the CY17E Adjusted EBITDA Excluding Capitalized Expenses Multiples to provide a more consistent basis for comparing the selected companies to Everyday Health. The CY17E Adjusted EBITDA Excluding Capitalized Expenses Multiple was 9.2x, 8.8x, 8.7x, 7.8x, 6.4x and 5.0x for IAC/InterActiveCorp, WebMD Health Corp., TechTarget, Inc., Bankrate, Inc., DHI Group, Inc. and QuinStreet, Inc., respectively.”

(g)	Adding the following to the end of the first paragraph appearing on page 33 under “Opinion of Financial Advisor—Selected Transactions Analysis”:

“Because the target companies in each of the selected transactions used in this comparison applied different accounting treatments for capitalized costs, Qatalyst Partners calculated the LTM Adjusted EBITDA Excluding Capitalized Expenses Multiples and NTM Adjusted EBITDA Excluding Capitalized Expenses Multiples to provide a more consistent basis for comparing the target companies in each of the selected transactions to Everyday Health. The LTM Adjusted EBITDA Excluding Capitalized Expenses Multiple was 7.3x, 9.3x, 8.8x and 10.2x and the NTM Adjusted EBITDA Excluding Capitalized Expenses Multiple was 9.1x, 7.7x, 8.6x and 8.6x for the Monster Worldwide, Inc., Yahoo Holdings, Inc., AOL Inc. and Ancestry.com Inc. transactions, respectively. Yahoo Holdings, Inc. represents the sale of the operating business of Yahoo! Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVERYDAY HEALTH, INC.

By:	/s/ Alan Shapiro
Name:	Alan Shapiro
Title:	Executive Vice President and General Counsel

Dated: November 23, 2016